

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 14, 2011

Via E-mail
Mr. Robert Rosenkranz
Chairman of the Board and Chief Executive Officer
Delphi Financial Group, Inc.
1105 North Market Street, Suite 1230
P.O. Box 8985
Wilmington, DE 19899

Re: Delphi Financial Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 1, 2011
File No. 001-11462

Dear Mr. Rosenkranz:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 38

1. Please provide us the following for your investments in municipal fixed maturity securities as of December 31, 2010:
   - The fair value and amortized cost representing general obligation versus special revenue bonds, and the types of activities supporting any special revenue bonds.
   - Each state and municipality that comprises more than 10% of total equity as shown on your balance sheet at December 31, 2010 showing the fair value and amortized cost, credit rating with and without any third party guarantees and broken down by general obligation versus special revenue bonds.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Kei Nakada, Staff Accountant, at (202) 551-3659 or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant